Exhibit 20 to Form 10-Q

Press release issued February 12,  2013

For Immediate Release	February 12, 2013

BOWL AMERICA REPORTS INCREASED SECOND QUARTER EARNINGS

Bowl America Incorporated today reported that fiscal year 2013 second quarter earnings increased to $.09 per share from $.07 per share in the prior year period.  The improvement resulted from reduced operating costs, primarily utilities and insurance.  Earnings for the current and prior year six-month periods were $.04 and $.02 per share, respectively.  Last year’s second quarter included the high-traffic period of Christmas through New Year’s Day.  The New Year’s holiday will fall in this year’s third quarter.

The Company has a long history of building reserves and carrying no debt.  In December 2012, after reviewing those reserves and possible changes in the federal tax rate on dividends, the Company paid a special dividend of $.50 per share.  The funding for this dividend was from Retained Earnings on which the Company has already paid income taxes ranging from 34% to as high as 51%.  Additionally, the third quarter regular dividend of $.165, usually paid in February, was paid in December 2012.
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Bowl America operates 19 bowling centers and its Class A Common Stock trades on the NYSE MKT Exchange with the symbol BWLA.  A more detailed explanation of results is available in the Company’s S.E.C. Form 10-Q filing, available at the Company’s web site www.bowlamericainc.com.

BOWL AMERICA INCORPORATED
Results of Operations
(unaudited)

	Thirteen weeks ended		Twenty-six weeks ended
	December 30,	January 1,	December 30,	January 1,
	2012	2012	2012	2012
Revenues
Bowling and other	$4,368,238	$4,503,640	$8,042,718	$8,401,703
Food, beverage & merchandise sales	1,836,735	1,926,499	3,349,499	3,524,037
	6,204,973	6,430,139	11,392,217	11,925,740

Operating expenses excluding depreciation and amortization	5,236,336	5,592,063	10,535,105	11,205,677

Depreciation and amortization	386,728	398,634	777,115	822,401

Interest & dividend income	119,065	145,595	250,284	264,032

Earnings before taxes	700,974	585,037	330,281	161,694

Net Earnings	$455,674	$380,267	$214,681	$105,094

Comprehensive earnings (loss)	$115,301	$509,086	$75,573	$(10,592)

Weighted average shares outstanding	5,151,471	5,151,471	5,151,471	5,151,471

EARNINGS PER SHARE	.09	.07	.04	.02

SUMMARY OF FINANCIAL POSITION
(unaudited)
Dollars in Thousands

	12/30/12	01/01/12
ASSETS

Total current assets including cash and short-term investments of $2,576 & $7,232	$3,963	$8,603
Property and investments	31,197	31,361
TOTAL ASSETS	$35,160	$39,964

LIABILITIES AND STOCKHOLDERS' EQUITY

Total current liabilities	$2,990	$3,847
Other liabilities	2,685	2,475
Stockholders' equity	29,485	33,642
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$35,160	$39,964